[Reference Translation]

February 3, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Prime of Tokyo Stock Exchange and
Premier of Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as the price level of its common stock) conducted in January pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notifications were given on November 1, 2022, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	20,165,300 shares

3. Total purchase price:	37,186,198,600 JPY

4. Period of repurchase:	From January 4, 2023 to January 31, 2023

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 1, 2022 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as the price level of its common stock)

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	110 million shares (maximum)

(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

(4) Period of repurchase	From November 2, 2022 to May 12, 2023

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of January 31, 2022)

(1) Total number of shares repurchased:	48,566,600 shares

(2) Total purchase price for repurchased shares:	92,668,648,050 JPY